

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

James Moylan, Jr.
Sr. Vice President, Finance and Chief Financial Officer
CIENA CORP
7035 Ridge Road
Hanover, MD 21076

      Re: CIENA CORP
            Form 10-K for the Fiscal Year Ended November 2, 2019
            Filed on December 20, 2019
            File No. 1-36250

Dear Mr. Moylan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing